Exhibit 99.1

Pan American Silver Sets New Annual Records for Silver and Gold Production and Provides 3-year Guidance

2015 cash costs lowered by 15% to $9.70 per payable ounce of silver, net of by-products

(All amounts expressed in US$ unless otherwise indicated. Results are preliminary unaudited and could change based on final audited financial results)

This news release contains forward-looking information about expected future events and financial and operating performance of the Company. Readers should refer to the risks and assumptions set out in the "Cautionary Note Regarding Forward-Looking Statements" at the end of this news release. *

VANCOUVER, Jan. 19, 2016 /CNW/ - Pan American Silver Corp. ("Pan American" or the "Company") (PAAS: NASDAQ; PAA: TSX) produced 6.79 million ounces of silver during the final quarter of 2015 to set a new annual record of 26.12 million ounces. The Company also produced 48,200 ounces of gold during the fourth quarter of 2015, setting a new annual gold production record of 183,700 ounces.

Fourth Quarter 2015 Preliminary Unaudited Operational Highlights
6.78 million ounces of silver produced 48,200 ounces of gold produced Preliminary unaudited consolidated cash costs of $9.09(1) per payable ounce of silver, net of by-product credits
2015 Full-Year Preliminary Unaudited Operational Highlights
  Record silver production of 26.12 million ounces, up from 26.11 million ounces produced in 2014
  Record gold production of 183,700 ounces, 14% more than in 2014
  Preliminary unaudited consolidated cash costs were $9.70(1) per payable ounce of silver, net of by-product credits, well below  the Company's reduced 2015 guidance of $10.00 to $10.50 per ounce of silver and 15% lower than 2014's cash costs
  La Colorada and Dolores expansion projects on track
  Completed mining in the Alamo Dorado open pit during December 2015; processing of stockpiled ore to continue in 2016

(1) Cash costs per payable ounce of silver produced, net of by-product credits is a non-GAAP measure. Cash costs does not have a standardized meaning prescribed by the International Financial Reporting Standards ("IFRS") as an indicator of performance. Investors are cautioned that cash costs per ounce of silver should not be construed as an alternative to production costs, depreciation and amortization, and royalties determined in accordance with IFRS as an indicator of performance. The Company's method of calculating cash costs may differ from the methods used by other entities and, accordingly, the Company's cash costs may not be comparable to similarly titled measures used by other entities. This measure is a non-GAAP measure and readers should refer to the information under the heading "Non-GAAP Measure – Cash Costs Per Payable Ounce of Silver Produced, Net of By Product Credits" at the end of this news release for more information and to the Alternative Performance (non-GAAP) Measures section of the Company's most recently filed MD&A for the period ending September 30, 2015, for a more detailed discussion of this measure and its calculation.

Commenting on the Company's fourth quarter and annual production results, Steve Busby, Chief Operating Officer said, "We had an excellent operating year, achieving new silver production records at four of our mines.  At the same time, we were able to meaningfully reduce our operating cash costs on the back of strong by-product gold and copper production, helped to a lesser extent by weakening local currencies and lower oil prices." Busby continued, "I am extremely pleased to extend my personal thanks to our dedicated and highly capable operating and project teams who, for the fourth consecutive year, achieved another annual consolidated silver production record for the Company, while simultaneously advancing our two exciting mine expansion projects."

Pan American's preliminary 2015 precious metals production and cash costs by mine were as follows:

Mine	Preliminary Silver Production (Moz)	Preliminary Gold Production (koz)	Preliminary Cash Costs (per oz.)(1)
La Colorada	5.33	2.63	$7.41
Dolores	4.25	79.14	$9.28
Alamo Dorado	2.97	20.34	$11.41
Huaron	3.71	1.05	$10.91
Morococha (92.3%)(2)	2.17	3.22	$13.03
San Vicente (95%)(2)	4.12	n/a	$11.57
Manantial Espejo	3.58	77.32	$7.33
Total(3)	26.12	183.70	$9.70
(1)	Preliminary unaudited cash costs per payable ounce of silver, net of by-product credits. Average by-product metal prices for 2015 were: Au $1,160/oz, Zn $1,928/tonne, Pb $1,784/tonne, and Cu $5,495/tonne. Cash costs is a non-GAAP measure and readers should refer to the information under the heading "Non-GAAP
Measure – Cash Costs Per Payable Ounce of Silver Produced, Net of By Product Credits" at the end of this news release for more information.
(2)	Reflects Pan American's ownership in the operation.
(3)	Totals may not add up due to rounding.

In 2015, Pan American produced a record 26.12 million ounces of silver, a slight increase from the 26.11 million ounces produced in 2014. Silver production rose as a result of record annual production at the La Colorada, Dolores, Huaron and San Vicente mines, which offset the expected silver production declines at Alamo Dorado, Morococha and Manantial Espejo. Pan American also posted a new Company record for gold production at 183,700 ounces, 14% more than in 2014. Total 2015 gold production rose primarily due to an 18% increase from Dolores, which produced a new annual mine record of 79,140 ounces, and a 10% increase from Manantial Espejo, which also produced a new annual mine record of 77,320 ounces, as well as new annual records established at Alamo Dorado of 20,340 ounces and Morococha of 3,220 ounces.

Pan American's 2015 consolidated copper production rose 67% to 15,000 tonnes, due to mine sequencing into higher copper grade ores at the Company's Peruvian operations, as well as higher throughput obtained at Morococha. The Company's zinc production declined 7% to 40,600 tonnes, while lead production declined 3% from 2014 to 14,600 tonnes largely due to mine sequencing.

Pan American's consolidated cash costs for the fourth quarter of 2015 were $9.09 per ounce of silver, net of by-product credits, 24% lower than in the fourth quarter of 2014. Consolidated cash costs for the full-year 2015 were $9.70 per ounce of silver, 15% lower than in 2014 and below the Company's 2015 reduced forecast of $10.00 to $10.50 per ounce of silver announced in November. Consolidated cash costs declined in 2015 largely as a result of higher quantities of gold and copper by-products and lower operating expenditures at all of the Company's mines, partially offset by lower prices received for those by-products.

2016 Operational Forecast *

In 2016, Pan American expects annual silver production to decline slightly to between 24.0 million and 25.0 million ounces, while gold production is expected to be between 175,000 and 185,000 ounces.

Pan American's base metals production during 2016 is expected to be between 46,000 and 48,000 tonnes of zinc, 15,000 to 15,500 tonnes of lead and 13,000 to 13,500 tonnes of copper.

Consolidated cash costs for the full year 2016 are expected to be between $9.45 and $10.45 per ounce of silver, net of by-product credits (please see footnote 1 below for assumed by-product metal prices and exchange rates used to calculate the cash costs forecasts).

The following table presents Pan American's 2016 forecasted precious metals production and cash costs per ounce of silver, net of by-product credits by mine:

Mine	2016 Silver Production (Moz)	2016 Gold Production (koz)	2016 Cash Costs(1)
La Colorada	5.6 – 5.7	2.7 – 2.9	$7.75 - $8.25
Dolores	3.4 – 3.6	97.0 – 102.0	$5.00 - $6.50
Alamo Dorado(2)	1.0 – 1.2	7.0 – 8.0	$13.50 - $14.50
Huaron	3.7 – 3.8	0.7 – 0.8	$12.25 - $13.25
Morococha (92.3%)(3)	2.5 – 2.6	3.0 – 3.2	$12.00 - $13.75
San Vicente (95%)(3)	4.3 – 4.4	n/a	$11.25 - $11.75
Manantial Espejo	3.6 – 3.8	64.6 – 68.1	$9.25 - $10.75
Total	24.0 – 25.0	175.0 – 185.0	$9.45 - $10.45
(1)	Cash costs per ounce of silver, net of by-product credits. By-product metal prices assumptions used for 2016 cash costs calculation: Au $1,100/oz, Zn $1,700/tonne, Pb $1,600/tonne, Cu $4,600/tonne.
Exchange rates used relative to US$: Mexican Peso 17:1, Peruvian Sol 3.3:1, Argentinean Peso 11:1,
Bolivian Boliviano 7:1. Cash costs is a non-GAAP measure and readers should refer to the information under the heading "Non-GAAP Measure – Cash Costs Per Payable Ounce of Silver Produced, Net of By
Product Credits" at the end of this news release for more information.
(2)	Alamo Dorado production to be entirely sourced from previously mined stockpiles.
(3)	Reflects Pan American's ownership in the operation.

2016 AISCSOS Forecast **

Consolidated all-in sustaining costs per silver ounce sold ("AISCSOS")* for the full year 2016 are expected to be between $13.60 and $14.90 per ounce as compared to the Company's 2015 forecast of between $15.00 and $15.50 announced in November 2015. The forecast reduction in 2016 AISCSOS is primarily due to lower expected cash costs per ounce and reduced sustaining capital expenditures.

** AISCSOS (and its sub-component sustaining capital) is a non-GAAP measure and does not have a standardized meaning under IFRS as an indicator of performance and readers should refer to the Alternative Performance (Non-GAAP) Measures section of the Company's most recently filed MD&A for the period ending September 30, 2015, for more detailed description of this measure and its calculation.

2016 Capital Investment Forecast *

In 2016, Pan American expects a reduction in sustaining capital investments to between $65 and $75 million at its seven operating mines, down from the most recent guidance for 2015 sustaining capital of $71.0 to $84.0 million.

Pan American also expects to spend between $135 and $140 million on long term development and expansion projects, the majority of which will be invested in the La Colorada and Dolores expansion projects which are already underway. The following table summarizes the forecast capital investments at the Company's operations and projects in 2016:

Operation	2016 Forecast Capital Investments ($Millions)
La Colorada	8.0 – 10.5
Dolores	39.0 – 42.0
Huaron	6.0 – 7.5
Morococha	7.0 – 8.5
San Vicente	3.0 – 4.0
Manantial Espejo	2.0 – 2.5
Sustaining Capital Total	65.0 – 75.0
La Colorada Projects	64.0 – 66.5
Dolores Projects	71.0 – 73.5
2016 Total Capital	$200.0 – $215.0

2017 and 2018 Operational Forecasts *

Given the transformational nature of the Company's mine expansion projects at La Colorada and Dolores and the contemporaneous completion of open pit mining at both Alamo Dorado and Manantial Espejo, Pan American has decided to provide additional guidance for consolidated silver production, gold production, cash costs and sustaining capital for fiscal 2017 and 2018 (please see footnote 1 below for assumed by-product metal prices and exchange rates used to calculate cash costs):

	2017	2018
Silver production (Moz)	22.5 – 24.0	25.0 - 27.0
Gold production (koz)	155.0 – 165.0	160.0 – 180.0
Cash costs(1)	$8.20 - $9.70	$5.50 - $7.50
Sustaining capital (millions)	$75.0 - $85.0	$75.0 - $90.0
AISCSOS	$13.20 - $14.80	$10.00 - $12.20
(1)	By-product metal prices assumptions used for 2016, 2017 and 2018 cash costs and AISCSOS calculations: Au $1,100/oz, Zn $1,700/tonne,
Pb $1,600/tonne, Cu $4,600/tonne. Exchange rates used relative to US$:
Mexican Peso 17:1, Peruvian Sol 3.3:1, Argentinean Peso 11:1, Bolivian
Boliviano 7:1. Cash costs and AISCSOS are non-GAAP measure and readers should refer to the information under the heading "Non-GAAP
Measures" at the end of this news release for more information.

Commenting on the 2015's results and the Company's forecast for 2016 to 2018, Michael Steinmann, President & CEO said, "We had an exceptional year at all of our operations establishing new throughput records at five of our seven mines, while simultaneously commencing major expansions at both La Colorada and Dolores. While I am extremely pleased with our achievements in 2015, I am even more excited as I look to 2016 and beyond. The expansions of our two most important Mexican mines will transform Pan American Silver into an even stronger, leading low-cost silver producer. La Colorada and Dolores are already two of our longest life assets and I fully expect that we will continue to grow our resource base at each of these mines. But perhaps more importantly, the expansions at La Colorada and Dolores will have a long lasting positive impact on our production profile and will result in significantly lower cash costs and AISCSOS for years to come."

Technical information contained in this news release with respect to Pan American has been reviewed by Martin Wafforn, P.Eng., VP Technical Services, who is the Company's Qualified Person for the purposes of National Instrument 43-101.

Pan American will announce its unaudited 2015 fourth quarter and 2015 full-year consolidated results on Thursday, February 18, 2015 prior to market open. A conference call and live audio webcast to discuss the results will be held that same day at 1:00 pm EST (10:00 am PST). To participate in the conference, please dial toll number 1-604-638-5340.

A live audio webcast and Power Point presentation will be available live at https://meet.panamericansilver.com/ir/8D435YLF. The audio and presentation webcast will also be available for replay by visiting the Events page of the Company's website at www.panamericansilver.com/Investors/Events.

About Pan American Silver

Pan American Silver's mission is to be the world's pre-eminent silver producer with a reputation for excellence in discovery, engineering, innovation and sustainable development. The Company has seven operating mines in Mexico, Peru, Argentina and Bolivia. Pan American also owns several development projects in the USA, Mexico, Peru and Argentina.

NON-GAAP MEASURES

CASH COSTS PER PAYABLE OUNCE OF SILVER PRODUCED, NET OF BY-PRODUCT CREDITS

THIS NEWS RELEASE PRESENTS INFORMATION ABOUT OUR CASH COSTS OF PRODUCTION OF A PAYABLE OUNCE OF SILVER FOR OUR OPERATING MINES. CASH COSTS PER PAYABLE OUNCE PRODUCED, NET OF BY-PRODUCT CREDITS, IS CALCULATED AS FOLLOWS:
CASH COST PER PAYABLE OUNCE OF SILVER PRODUCED, NET OF BY-PRODUCT CREDITS, IS INCLUDED IN THIS NEWS RELEASE BECAUSE CERTAIN INVESTORS USE THIS INFORMATION TO ASSESS OUR PERFORMANCE AND ALSO TO DETERMINE OUR ABILITY TO GENERATE CASH FLOW FOR USE IN INVESTING AND OTHER ACTIVITIES. THE INCLUSION OF CASH COSTS PER PAYABLE OUNCE PRODUCED, NET OF BY-PRODUCT CREDITS, MAY ENABLE INVESTORS TO BETTER UNDERSTAND YEAR-OVER-YEAR CHANGES IN OUR PRODUCTION COSTS, WHICH IN TURN AFFECT PROFITABILITY AND CASH FLOW. CASH COSTS PER OUNCE, NET OF BY-PRODUCT CREDITS, DOES NOT HAVE A STANDARDIZED MEANING OR A CONSISTENT BASIS OF CALCULATION PRESCRIBED BY CANADIAN ACCOUNTING STANDARDS. INVESTORS ARE CAUTIONED THAT CASH COSTS PER PAYABLE OUNCE PRODUCED, NET OF BY-PRODUCT CREDITS, SHOULD NOT BE CONSIDERED IN ISOLATION OR CONSTRUED AS A SUBSTITUTE TO COSTS DETERMINED IN ACCORDANCE WITH CANADIAN ACCOUNTING STANDARDS AS PRESCRIBED UNDER IFRS AS AN INDICATOR OF PERFORMANCE. OUR METHOD OF CALCULATING CASH COSTS PER PAYABLE OUNCE PRODUCED MAY DIFFER FROM THE METHODS USED BY OTHER ENTITIES AND, ACCORDINGLY, OUR CASH COSTS PER PAYABLE OUNCE PRODUCED MAY NOT BE COMPARABLE TO SIMILARLY TITLED MEASURED USED BY OTHER ENTITIES.

ALL-IN SUSTAINING COSTS PER SILVER OUNCE SOLD ("AISCSOS")

THIS NEWS RELEASE PRESENTS INFORMATION ABOUT OUR CALCULATION OF ALL-IN SUSTAINING COSTS PER SILVER OUNCE SOLD, REFERRED TO AS AISCSOS. THE COMPANY BELIEVES THAT AISCSOS REFLECTS A COMPREHENSIVE MEASURE OF THE FULL COST OF OPERATING ITS CONSOLIDATED BUSINESS GIVEN IT INCLUDES THE COST OF REPLACING OUNCES THROUGH EXPLORATION, THE COST OF ONGOING CAPITAL INVESTMENTS (SUSTAINING CAPITAL), GENERAL AND ADMINISTRATIVE EXPENSES, AS WELL AS OTHER ITEMS THAT AFFECT THE COMPANY'S CONSOLIDATED EARNINGS AND CASH FLOW. AISCSOS DOES NOT HAVE ANY STANDARDIZED MEANING OR A CONSISTENT BASIS OF CALCULATION PRESCRIBED BY CANADIAN ACCOUNTING STANDARDS. OUR METHOD OF CALCULATING AISCSOS MAY DIFFER FROM THE METHODS USED BY OTHER ENTITIES AND, ACCORDINGLY, OUR AISCSOS MAY NOT BE COMPARABLE TO SIMILARLY TITLED MEASURES USED BY OTHER ENTITIES.
READERS SHOULD REFER TO THE "ALTERNATIVE PERFORMANCE (NON-GAAP) MEASURES" SECTION OF THE COMPANY'S MOST RECENTLY FILED MD&A FOR THE PERIOD ENDING SEPTEMBER 30, 2015 FOR A MORE DETAILED DISCUSSION OF THIS MEASURES AND ITS CALCULATION.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

CERTAIN OF THE STATEMENTS AND INFORMATION IN THIS NEWS RELEASE CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND "FORWARD-LOOKING INFORMATION" WITHIN THE MEANING OF APPLICABLE CANADIAN PROVINCIAL SECURITIES LAWS. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS OR INFORMATION. FORWARD-LOOKING STATEMENTS OR INFORMATION IN THIS NEWS RELEASE RELATE TO, AMONG OTHER THINGS: OUR ESTIMATED PRODUCTION OF SILVER, GOLD AND OTHER METALS IN 2016 AND OUR ESTIMATED PRODUCTION OF GOLD AND SILVER IN 2017, AND 2018; OUR ESTIMATED CASH COSTS PER PAYABLE OUNCE OF SILVER IN 2016, 2017 AND 2018; OUR ESTIMATED CAPITAL INVESTMENTS AISCSOS AND SUSTAINING CAPITAL FOR 2016, 2017 AND 2018; THE ABILITY OF THE COMPANY TO SUCCESSFULLY COMPLETE ANY CAPITAL INVESTMENT PROGRAMS AND PROJECTS AND THE IMPACTS OF ANY SUCH PROGRAMS AND PROJECTS ON THE COMPANY; AND ANY ANTICIPATED LEVEL OF FINANCIAL AND OPERATIONAL SUCCESS IN 2016.

THESE STATEMENTS REFLECT THE COMPANY'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT OPERATIONAL, BUSINESS, ECONOMIC AND REGULATORY UNCERTAINTIES AND CONTINGENCIES. THESE ASSUMPTIONS INCLUDE: TONNAGE OF ORE TO BE MINED AND PROCESSED; ORE GRADES AND RECOVERIES; PRICES FOR SILVER, GOLD AND BASE METALS REMAINING AS ESTIMATED; CURRENCY EXCHANGE RATES REMAINING AS ESTIMATED; CAPITAL, DECOMMISSIONING AND RECLAMATION ESTIMATES; OUR MINERAL RESERVE AND RESOURCE ESTIMATES AND THE ASSUMPTIONS UPON WHICH THEY ARE BASED; PRICES FOR ENERGY INPUTS, LABOUR, MATERIALS, SUPPLIES AND SERVICES (INCLUDING TRANSPORTATION); NO LABOUR-RELATED DISRUPTIONS AT ANY OF OUR OPERATIONS: NO UNPLANNED DELAYS IN OR INTERRUPTIONS IN SCHEDULED PRODUCTION; ALL NECESSARY PERMITS, LICENCES AND REGULATORY APPROVALS FOR OUR OPERATIONS ARE RECEIVED IN A TIMELY MANNER; AND OUR ABILITY TO COMPLY WITH ENVIRONMENTAL, HEALTH AND SAFETY LAWS.THE FOREGOING LIST OF ASSUMPTIONS IS NOT EXHAUSTIVE.

THE COMPANY CAUTIONS THE READER THAT FORWARD-LOOKING STATEMENTS AND INFORMATION INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE ACTUAL RESULTS AND DEVELOPMENTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS OR INFORMATION CONTAINED IN THIS NEWS RELEASE AND THE COMPANY HAS MADE ASSUMPTIONS AND ESTIMATES BASED ON OR RELATED TO MANY OF THESE FACTORS. SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN SILVER, GOLD AND BASE METALS PRICES; FLUCTUATIONS IN PRICES FOR ENERGY INPUTS, LABOUR, MATERIALS, SUPPLIES AND SERVICES (INCLUDING TRANSPORTATION); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE CANADIAN DOLLAR, PERUVIAN SOL, MEXICAN PESO AND BOLIVIAN BOLIVIANO VERSUS THE U.S. DOLLAR); OPERATIONAL RISKS AND HAZARDS INHERENT WITH THE BUSINESS OF MINING (INCLUDING ENVIRONMENTAL ACCIDENTS AND HAZARDS, INDUSTRIAL ACCIDENTS, EQUIPMENT BREAKDOWN, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, CAVE-INS, FLOODING AND SEVERE WEATHER); RISKS RELATING TO THE CREDIT WORTHINESS OR FINANCIAL CONDITION OF SUPPLIERS, REFINERS AND OTHER PARTIES WITH WHOM THE COMPANY DOES BUSINESS; INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; RELATIONSHIPS WITH, AND CLAIMS BY, LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; OUR ABILITY TO OBTAIN ALL NECESSARY PERMITS, LICENSES AND REGULATORY APPROVALS IN A TIMELY MANNER; CHANGES IN LAWS, REGULATIONS AND GOVERNMENT PRACTICES IN THE JURISDICTIONS WHERE WE OPERATE, INCLUDING ENVIRONMENTAL, EXPORT AND IMPORT LAWS AND REGULATIONS; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; INCREASED COMPETITION IN THE MINING INDUSTRY FOR EQUIPMENT AND QUALIFIED PERSONNEL; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION "RISKS RELATED TO PAN AMERICAN'S BUSINESS" IN THE COMPANY'S MOST RECENT FORM 40-F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN SECURITIES REGULATORY AUTHORITIES. ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED. INVESTORS ARE CAUTIONED AGAINST UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS AND INFORMATION. FORWARD-LOOKING STATEMENTS AND INFORMATION ARE DESIGNED TO HELP READERS UNDERSTAND MANAGEMENT'S CURRENT VIEWS OF OUR NEAR AND LONGER TERM PROSPECTS AND MAY NOT BE APPROPRIATE FOR OTHER PURPOSES. THE COMPANY DOES NOT INTEND, NOR DOES IT ASSUME ANY OBLIGATION TO UPDATE OR REVISE FORWARD-LOOKING STATEMENTS AND INFORMATION, WHETHER AS A RESULT OF NEW INFORMATION, CHANGES IN ASSUMPTIONS, FUTURE EVENTS OR OTHERWISE, EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE LAW.

SOURCE Pan American Silver Corp.

%CIK: 0000771992

For further information: Kettina Cordero, Manager, Investor Relations, (604) 684-1175, ir@panamericansilver.com, www.panamericansilver.com

CO: Pan American Silver Corp.

CNW 08:00e 19-JAN-16